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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


                                                      SEC FILE NUMBER: 000-26671
                                                         CUSIP NUMBER: 292827102



[X] FORM 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q [_] Form N-SAR

For Period Ended:  July 31, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ENGAGE, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

100 Brickstone Square
Andover, Massachusetts 01810
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Address of Principal Executive Office

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

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[X] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X] (b)   The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[_] (c)   The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On September 9, 2002, the Registrant reached an agreement with CMGI, Inc., its former principal stockholder, under which CMGI canceled approximately $60 million of debt owed to it by the Registrant and transferred all of its holdings of Registrant securities back to the Registrant for retirement. This transaction will impact disclosure in the Registrant's financial statements in the Form 10-K. In addition, the Registrant hired a new Chief Financial Officer and Treasurer in June, one month before its fiscal year end. The Registrant believes it would be prudent to allow its new Chief Financial Officer and Treasurer the maximum amount of time to complete the review of the Registrant's financial results for the year ended July 31, 2002 before finalizing and filing the Registrant's Form 10-K. As a result of these two factors, the Registrant is unable, without unreasonable effort or expense, to finalize the disclosure in its Form 10-K by the filing deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Daniel Carroll                                               (978) 684-3884
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Vice President and General Counsel                             (Tel. No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant anticipates that in its statement of operations for the fiscal year ended July 31, 2002, the Registrant will report total revenue of approximately $21 million, down from $43.3 million for the year ended July 31, 2001, principally as a result of a decrease in license revenue related to our AdManager and ProfileServer products. Operating loss for the year ended July 31, 2002 is estimated at $90 million, down from $239.0 million for the year ended July 31, 2001. Net loss for the year ended July 31, 2002 is estimated at $92 million, down from $1,277.0 million for the year ended July 31, 2001.

Engage, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2002                      By: /s/ Daniel Carroll
                                                --------------------------------
                                            Daniel Carroll
                                            Vice President and General Counsel